Exhibit 99.1

Company Provides Production Update and Preliminary Q4 2020 Financial Results

VANCOUVER, British Columbia, Feb. 24, 2020 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the “Company”), a designer and manufacturer of electric vehicles, has provided a corporate update on the production of its flagship, trend-setting single-seat SOLO electric vehicle (EV), as well as preliminary unaudited financial results for the fourth quarter ended December 31, 2019.

Corporate Update
In 2019, ElectraMeccanica took delivery of 50 pre-production vehicles from its strategic manufacturing partner, Zongshen Industrial Group. The vehicles were used for final on-road validation testing, which led to engineering upgrades that include an advanced liquid-cooled motor incorporating torque-limiting electronic stability control, a wider front steering track, a revised electronic power steering software and additional occupant safety protection. Additional upgrades include a more robust and rugged appearance, a more comfortable seat design, an enhanced entertainment system and display with Bluetooth technology and reduced interior cabin noise.

ElectraMeccanica is currently preparing for a mid-year 2020 launch of its unique SOLO EV, with a strategic launch in the Los Angeles market first, followed by other west coast cities later in the year.

“Upon joining as CEO late last year, our goal was to launch the production-ready SOLO EV in 2020, which would include significant safety, comfort, and design enhancements,” said Paul Rivera, CEO of ElectraMeccanica. “Due to the tireless efforts of our team and strategic partners, we expect to reach our goal. Delivering our single-seat SOLO EV to consumers will revolutionize the urban driver experience and provide a solution for ‘SOLO Mobility.’ Undoubtedly, commercial production will be the single biggest milestone in the Company’s history, which will be followed by a production ramp up throughout the year.”

Q4 2019 Preliminary Unaudited Revenues
The Company expects revenues to range between $140,000 to $160,000 in the fourth quarter of 2019, compared to $141,901 in the same year-ago quarter. Revenue was primarily derived from sales of the Company’s Roadster custom vehicles.

“As we move through 2020, we are confident in the demand for our production ready SOLO EVs,” said Bal Bhullar, CFO of ElectraMeccanica. “We remain focused on the execution in the coming quarters on the delivery and production of the SOLOs.”

Revenue information is based on preliminary data, which has not been subjected to normal year end closing and review procedures. The Company expects to report its audited year end results in March 2020.

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of electric vehicles. The company’s flagship vehicle is the innovative purpose built; single-seat electric vehicle called the SOLO. This vehicle will revolutionize commuting, delivery and shared mobility. The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 60 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statement
Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and

Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Investor Relations:
Greg Falesnik
Managing Director
MZ Group - MZ North America
(949) 385-6449
SOLO@mzgroup.us
www.mzgroup.us

Media Contact:
Sean Mahoney
C. 310-867-0670
sean@electrameccanica.com

Source: ElectraMeccanica Vehicles Corp

Released February 24, 2020